Auryn Resources options Sombrero project in Peru from Alturas

Vancouver, British Columbia (July 13th, 2016) – Auryn Resources Inc. (TSXV:AUG, OTCQX:GGTCF) ("Auryn") and Alturas Minerals Corp (TSXV:ALT) ("Alturas") are pleased to announce that Auryn has entered into an option agreement (the “Agreement”) on Alturas’ 100% owned, 3,800 hectare, copper-gold Sombrero property mining concessions located 340 kilometers SE of Lima in southern Peru.

The Sombrero property is hosted in the Andahuaylas-Yauri belt and is interpreted to be on the north-western margins of this Eocene-Oligocene aged copper-gold porphyry and skarn belt that hosts the Las Bambas, Haquira, Los Chancas, Cotambambas, Constancia, Antapaccay and Tintaya deposits (figure 1). The principal target at Sombrero is copper-gold skarn mineralization that Auryn feels have similarities to the Tintaya and Las Bambas mines in terms of their geological setting. The project is characterized by a strong structural control and significant copper and gold values from historical surface samples. Importantly there has been no drilling that has occurred on the project to date.

Shawn Wallace, CEO of Auryn Resource states, “Auryn’s technical team has identified an excellent opportunity to explore within this very important copper-gold endowed belt within Peru as we continue to develop our exploration strategy within the country.”

Under the terms of the Agreement dated on June 28th, 2016 (the “Effective Date”), Alturas granted to Auryn the exclusive assignable right and conditional option (the “Option”) to acquire either 80% or 100% of the Sombrero concessions.

In order to exercise the Option and acquire a participating interests (“Interest”) for 80% of the Sombrero concessions, Auryn must incur up to US$2.1 million work expenditures within a five year period and make cash payments of $200,000 as follows:

•	$140,000 upon entering into this Agreement which has been paid; and
•	$60,000 on or before the first anniversary of the Effective Date

Upon Auryn having completed its requirements to earn an 80% interest in the Sombrero Project, the parties shall form a customary 80:20 joint venture vehicle. For a period of 1 year after the formation of the Joint Venture (the “Initial Period”), Alturas’ 20% interest shall be “free carried” and Auryn shall have a right to acquire the remaining 20% from Alturas for $5 million.

Furthermore, upon execution of this Agreement, the Company committed to transferring, within 120 days of the Effective Date, its 100% interest in its subsidiary (Alturas) to Auyrn free of encumbrances. Prior to completion of this transfer, the Company will transfer all of its assets currently held by Alturas to a new subsidiary.

Miguel Cardozo, President and CEO of Alturas commented: “The Company welcomes this agreement with Auryn, as it is consistent with our ongoing strategy to focus its resources on our more advanced properties. The agreement with Auryn brings in additional cash that will help Alturas to continue its corporate activities in a period of market uncertainty”.

Figure 1 illustrates the position of the Sombrero property in relation to other major deposits in the Eocene-Oligocene copper-gold porphyry skarn belt.

About the Sombrero Copper-Gold Project, Peru

Sombrero lies within the northwestern most projections of the Andahuaylas-Yauri Belt of southern Peru, an emerging and increasingly important porphyry copper and skarn belt. The Belt strikes NW-SE and can be traced for more than 300 kilometers of strike length hosting important copper-gold-molybdenum deposits at Las Bambas, Haquira, Los Chancas, Cotambambas, Antapacay, Tintaya and Constancia, and is probably a northern extension of the copper-rich belt of the same Eocene-Oligocene age that strikes broadly N-S in Chile. In Chile, this Belt broadly follows the trace of the “West Fissure” Fault and hosts giant deposits of similar age such as Escondida, Zaldivar, Chuquicamata, and El Salvador.

In the Sombrero region, dismembered blocks of Precambrian metamorphic rocks form the basement. Mesozoic sequences, comprising several thousand meters of mainly Jurassic-Cretaceous marine clastic sediments and limestones, were deposited in a broad marine shelf to deep water environment on this basement.

During the Eocene to Early Oligocene these sequences were intruded by an extensive Batholith complex (Andahuaylas-Yauri Batholith). This orogeny folded the earlier Mesozoic sequences into moderate to tight folds with NW-SE to E-W -striking axial planes.

Three main structural systems are recognized in the zone, the oldest one has a NW-SE direction and is recognized by its long, mostly straight strike length fault segments cutting through the Jurassic -Cretaceous units. The second system strikes NE-SW and control most of the drainage systems in the area. The latest recognized system is represented by E-W faults that affect mostly the Tertiary units and it clearly overlaps the first two systems.

Geological mapping and geochemical sampling were completed over the project in 2007, and high-resolution ground magnetic, and more recently induced polarization, surveys were completed during 2008.

A limited outcrop sampling program (96 samples) conducted by Alturas identified significant copper-gold-molybdenum values from oxidized magnetite skarn bodies.

The induced polarization survey completed in the last quarter of 2008 has defined two anomaly complexes centered approximately 3.0 kilometers apart beneath the same strong copper-gold anomalies and oxidized skarns. The complexes are 1.5 and 1.8 kilometers in diameter and consist of several individual high-chargeability anomalies between 100 and 400 meters in diameter, mostly flanked or overlapped by magnetic anomalies previously defined in the ground magnetic survey. The combined magnetic/chargeability anomaly complexes are interpreted as zones of disseminated sulphides formed within contact skarns and endoskarns.

For further information on the Sombrero project, please refer to Alturas’ web page and the 43-101 report at www.sedar.com prepared by Dr. Paul Pearson in 2010 as Alturas's designated Qualified Person for the supervision of exploration of the project.

On Behalf of Auryn Resources

Shawn Wallace

On Behalf of Alturas Minerals

Miguel Cardozo

About Auryn Resources

Auryn Resources is a junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success in the discovery, development, financing and monetizing of mining assets for shareholders.

For further information, please visit the Company's website at www.aurynresources.com or contacts Investor Relations at:

Phone:	778-729-0600
Email:	info@aurynresources.com

About Alturas Minerals

Alturas is a Canadian corporation, and is the indirect parent of the Peruvian company, Alturas Minerals S.A. (“Alturas Peru”) and of the Chilean company, Alturas Chile Limitada (“Alturas Chile”). Alturas Peru has been exploring various mineral projects in Peru since January 2004 and has three mineral exploration projects in drilling-stage, including the Utupara, Sombrero and Huajoto projects. Alturas also entered into a transfer agreement on its Pampa Colorada property in northern Peru with Origen Group S.A.C. but maintains royalty rights and a claw back clause on 60-100% of the mining rights under certain conditions (see press release dated January 5th, 2012). In 2014, Alturas interrupted its exploration activities in Chile and is focused in maintaining its exploration projects in Peru.

For further information, please visit the Company's website at www.alturasminerals.com or contact Alturas at:

Phone:	+ 51-1- 476-1410 (Lima, Peru)
+ 1-416-363-4900 (Toronto, Canada)
Email:	investor@alturasminerals.com

The TSX Venture Exchange and the Bolsa de Valores de Lima do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Language and Forward Looking Statements

This press release may contain “forward-looking statements”, which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements. Investors are cautioned that such statements are not guarantees of future performance and results. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure documents filed from time to time with the Canadian securities authorities